UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

February 2014 Up 7.1% Year over Year

Mexico City, March 6, 2014 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that total passenger traffic for February 2014 increased by 7.1% when compared to February 2013.

This announcement reflects comparisons between February 1 through February 28, 2014 and 2013. Transit and general aviation passengers are excluded.

Domestic
Airport	February 2013	February 2014	% Change
Cancún	275,416	291,296	5.8
Cozumel	5,262	4,173	(20.7)
Huatulco	24,772	25,056	1.1
Mérida	85,097	90,814	6.7
Minatitlán	10,248	16,364	59.7
Oaxaca	31,739	32,871	3.6
Tapachula	11,077	13,059	17.9
Veracruz	67,112	66,981	(0.2)
Villahermosa	67,560	72,034	6.6
Total Domestic	578,283	612,648	5.9

International
Airport	February 2013	February 2014	% Change
Cancún	1,010,193	1,084,980	7.4
Cozumel	38,830	45,201	16.4
Huatulco	18,166	21,079	16.0
Mérida	9,576	9,028	(5.7)
Minatitlán	420	509	21.2
Oaxaca	4,511	4,588	1.7
Tapachula	469	791	68.7
Veracruz	6,860	5,932	(13.5)
Villahermosa	3,895	4,593	17.9
Total International	1,092,920	1,176,701	7.7

Asur Page 1 of 2

Total
Airport	February 2013	February 2014	% Change
Cancún	1,285,609	1,376,276	7.1
Cozumel	44,092	49,374	12.0
Huatulco	42,938	46,135	7.4
Mérida	94,673	99,842	5.5
Minatitlán	10,668	16,873	58.2
Oaxaca	36,250	37,459	3.3
Tapachula	11,546	13,850	20.0
Veracruz	73,972	72,913	(1.4)
Villahermosa	71,455	76,627	7.2
ASUR Total	1,671,203	1,789,349	7.1

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

Asur Page 2 of 2

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: March 6, 2014